Exhibit 21.1

Subsidiary List of The KEYW Holding Corporation

Name	Jurisdiction of Organization
The KEYW Corporation	Maryland
S&H Enterprises of Central Maryland, Incorporated	Maryland
Integrated Computer Concepts, Incorporated	Maryland
Coreservlets.com, Incorporated	Maryland
The Analysis Group, LLC	Virginia
Insight Information Technology, LLC	Delaware
Sycamore.US, Inc.	Maryland
Sycamore Services, Inc.	Maryland
Everest Technology Solutions, Inc.	Delaware
JKA Technologies, Inc.	Maryland
Forbes Analytic Software, Inc.	Virginia
Flight Landata, Inc.	Massachusetts
FLI-HI, LLC	Massachusetts